Exhibit 21.1

AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC.

Subsidiaries	Place of Incorporation

Stratos Management Systems, Inc.	Delaware
First Byte Computers, Inc.	Minnesota
eNet Solutions, LLC	Texas
Computex, Inc.	Texas
AVCtechnologies USA, Inc.	Delaware
AVCtechnologies Canada Ltd	Canada
American Virtual Cloud Technologies Ireland, Limited	Ireland
Kandy Communications LLC	Delaware